NSON
REEK
RESOURCES LTD. [redacted]
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

07024605

FILE No.
82-3874

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2 0 2007
WASH, D.C.
185

June 14, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated June 14, 2007</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D MacAulay
BARBARA O'NEILL

PROCESSED
JUN 2 6 2007
THOMSON
FINANCIAL

dlw 6/20

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

JUNE 14, 2007

News Release: 07-08

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Uranium Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update for the Black Lake Uranium project, located in northern Saskatchewan.

Manson Creek recently completed a geological mapping, prospecting and sampling program in conjunction with detailed ground based radiometric surveys. This program outlined two significant target areas on mineral claims held in the Charlebois and Black Lakes areas. The Company will undertake a 2,000 meter diamond-drilling program, scheduled to begin in mid July, to assess these radiometric anomalies.

At Charlebois Lake a significant radiometric anomaly has been identified over a strike length in excess of two kilometers. The anomaly is comprised of zones of radioactive pegmatite outcropping at surface which range in apparent width from one meter to over 40 meters.

Within the A Zone, located near Black Lake, a 200 meter by 250 meter zone has been mapped radiometrically and at surface. The A Zone, the focus of historical exploration programs, contains significant volumes of radioactive pegmatite within the host granitoid suite.

A total of 47 grab and continuous chip samples were collected during the prospecting and sampling program. Samples were collected from historical and new showings located throughout the properties. These samples have been submitted to SRC Analytical Laboratories of Saskatoon and results are expected shortly.

Corporate

Manson Creek wishes to cordially invite you to join Regan Chernish, President and CEO at the 2007 World Gold, PGM & Diamond Investment Conference – Booth 416 to learn more about Manson Creek. During this event Manson Creek invites all brokers, fund managers and investment clubs to take this opportunity to meet with us to discuss our upcoming activities.

Location and Times: **Booth 416**
Vancouver Convention and Exhibition Centre, 200 – 999 Canada Place, Vancouver, BC

Exhibit Hours Sunday, June 17, 2007 10:00am to 6:00 pm
Monday, June 18, 2007 9:00 am to 5:00 pm

For more information visit www.goldshow.ca or email inquiries@manson.ca

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. ?-3874

NEWS RELEASE

JUNE 14, 2007

News Release: 07-08

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Uranium Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update for the Black Lake Uranium project, located in northern Saskatchewan.

Manson Creek recently completed a geological mapping, prospecting and sampling program in conjunction with detailed ground based radiometric surveys. This program outlined two significant target areas on mineral claims held in the Charlebois and Black Lakes areas. The Company will undertake a 2,000 meter diamond-drilling program, scheduled to begin in mid July, to assess these radiometric anomalies.

At Charlebois Lake a significant radiometric anomaly has been identified over a strike length in excess of two kilometers. The anomaly is comprised of zones of radioactive pegmatite outcropping at surface which range in apparent width from one meter to over 40 meters.

Within the A Zone, located near Black Lake, a 200 meter by 250 meter zone has been mapped radiometrically and at surface. The A Zone, the focus of historical exploration programs, contains significant volumes of radioactive pegmatite within the host granitoid suite.

A total of 47 grab and continuous chip samples were collected during the prospecting and sampling program. Samples were collected from historical and new showings located throughout the properties. These samples have been submitted to SRC Analytical Laboratories of Saskatoon and results are expected shortly.

Corporate

Manson Creek wishes to cordially invite you to join Regan Chernish, President and CEO at the 2007 World Gold, PGM & Diamond Investment Conference -- Booth 416 to learn more about Manson Creek. During this event Manson Creek invites all brokers, fund managers and investment clubs to take this opportunity to meet with us to discuss our upcoming activities.

Location and Times:	**Booth 416**
	Vancouver Convention and Exhibition Centre, 200 – 999 Canada Place, Vancouver, BC
Exhibit Hours	Sunday, June 17, 2007 10:00am to 6:00 pm
	Monday, June 18, 2007 9:00 am to 5:00 pm

For more information visit www.goldshow.ca or email inquiries@manson.ca

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

//

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE

JUNE 14, 2007

News Release: 07-08

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Uranium Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update for the Black Lake Uranium project, located in northern Saskatchewan.

Manson Creek recently completed a geological mapping, prospecting and sampling program in conjunction with detailed ground based radiometric surveys. This program outlined two significant target areas on mineral claims held in the Charlebois and Black Lakes areas. The Company will undertake a 2,000 meter diamond-drilling program, scheduled to begin in mid July, to assess these radiometric anomalies.

At Charlebois Lake a significant radiometric anomaly has been identified over a strike length in excess of two kilometers. The anomaly is comprised of zones of radioactive pegmatite outcropping at surface which range in apparent width from one meter to over 40 meters.

Within the A Zone, located near Black Lake, a 200 meter by 250 meter zone has been mapped radiometrically and at surface. The A Zone, the focus of historical exploration programs, contains significant volumes of radioactive pegmatite within the host granitoid suite.

A total of 47 grab and continuous chip samples were collected during the prospecting and sampling program. Samples were collected from historical and new showings located throughout the properties. These samples have been submitted to SRC Analytical Laboratories of Saskatoon and results are expected shortly.

Corporate

Manson Creek wishes to cordially invite you to join Regan Chernish, President and CEO at the 2007 World Gold, PGM & Diamond Investment Conference – Booth 416 to learn more about Manson Creek. During this event Manson Creek invites all brokers, fund managers and investment clubs to take this opportunity to meet with us to discuss our upcoming activities.

Location and Times: **Booth 416**
Vancouver Convention and Exhibition Centre, 200 – 999 Canada Place, Vancouver, BC

Exhibit Hours Sunday, June 17, 2007 10:00am to 6:00 pm
Monday, June 18, 2007 9:00 am to 5:00 pm

For more information visit www.goldshow.ca or email inquiries@manson.ca

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

END